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Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
ZENITH NATIONAL INSURANCE CORP. AND SUBSIDIARIES

	Year Ended December 31,
(Dollars in thousands)
	2004		2003		2002 (2)	2001 (2)	2000 (2)
Income (loss) from continuing operations before tax and before equity in earnings of investee	$173,546		$96,664		$(1,261)	$(41,302)	$(76,246)
Add: Fixed charges	15,301		14,120		9,958	14,426	14,037
Less: Interest capitalized in discontinued real estate segment	—		—		3,356	5,230	8,364

Income (loss) as adjusted	$188,847		$110,784		$5,341	$(32,106)	$(70,573)

Fixed charges:
Interest expense on borrowings	$13,051		$12,350		$5,102	$7,576	$4,113
Interest capitalized in discontinued real estate segment	—		—		3,356	5,230	8,364
Rental expense at 30% (1)	2,250		1,770		1,500	1,620	1,560

Total fixed charges:	$15,301		$14,120		$9,958	$14,426	$14,037

Ratio of earnings to fixed charges	12.34	x	7.85	x	—	—	—

(1)
30% represents a reasonable approximation of the interest factor.

(2)
In 2002, 2001, and 2000, our earnings were insufficient to cover fixed charges by $4.6 million, $46.5 million and $84.6 million, respectively.

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES ZENITH NATIONAL INSURANCE CORP. AND SUBSIDIARIES